3/16/2004

SECURITIES AND EXCHANGE COMMISSION 04003053

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-15854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C. FEB 27 2004 816

NAME OF BROKER-DEALER:

EquiTrust Investment Management Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 University Avenue

(No. and Street)

West Des Moines, Iowa 50266

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis M. Marker (515) 225-5522

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐Public Accountant

☐Accountant not resident in United States or any of its possessions.

PROCESSED MAR 22 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

0401-0502986

Oath or Affirmation

I, Dennis M. Marker, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of EquiTrust Investment Management Services, Inc., as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Dennis M. Marker
President

Notary Public

NOTARIAL SEAL IOWA
JENNIFER A. SOUDER
COMMISSION NO. 704873
MY COMMISSION EXPIRES
08/30/06

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statements of Financial Condition
(X)	(c)	Statements of Income
(X)	(d)	Statements of Cash Flows
(X)	(e)	Statements of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
(X)	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Independent Auditors' Supplementary Report on Internal Control

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

EquiTrust Investment Management Services, Inc.
Years Ended December 31, 2003 and 2002

EquiTrust Investment Management Services, Inc.

Financial Statements and
Supplemental Information

Years Ended December 31, 2003 and 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
EquiTrust Investment Management Services, Inc.

We have audited the accompanying statements of financial condition of EquiTrust Investment Management Services, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquiTrust Investment Management Services, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the financial statements, in 2003 the Company's parent, FBL Financial Group, Inc., changed its method of accounting for stock options and resulting allocations to the Company.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supporting schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

February 9, 2004

EquiTrust Investment Management Services, Inc.

Statements of Financial Condition

	December 31 2003	2002
Assets		
Investments, at market value:		
U. S. Treasury notes (cost: 2003 – $2,762,320; 2002 – $3,267,393)	**$2,875,813**	$3,438,842
Value Growth Portfolio of EquiTrust Series Fund, Inc. (cost: 2003 – $1,230,138; 2002 – $1,227,314)	**1,214,058**	920,656
EquiTrust Money Market Fund, Inc. (approximates cost)	**799,192**	658,990
Unaffiliated money market mutual funds (approximates cost)	**1,626,275**	8,286
	6,515,338	5,026,774
Accrued interest receivable	**24,891**	45,361
Accounts receivable:		
Affiliates	**841,835**	707,731
Affiliated mutual funds	**140,710**	105,273
Others	**79,245**	71,100
Deferred sales costs, less accumulated amortization of $3,557,832 in 2002	**–**	1,592,240
Other assets	**510,030**	467,716
Total assets	**$8,112,049**	$8,016,195
Liabilities and stockholder's equity		
Liabilities:		
Due to Farm Bureau Life Insurance Company	**$ 686,026**	$ 658,528
Due to EquiTrust Marketing Services, LLC	**129,374**	51,242
Due to affiliated mutual funds	**10,324**	–
Accounts payable and accrued expenses	**532,254**	550,057
Payable under tax allocation agreement	**2,060,266**	1,746,591
Deferred income taxes	**175,305**	376,647
Total liabilities	**3,593,549**	3,383,065
Commitments and contingencies		
Stockholder's equity:		
Common stock, par value $1.00 per share – authorized 10,000 shares, issued and outstanding 8,478 shares	**8,478**	8,478
Additional paid-in capital	**1,089,322**	1,089,322
Retained earnings	**3,420,700**	3,535,330
Total stockholder's equity	**4,518,500**	4,633,130
Total liabilities and stockholder's equity	**$8,112,049**	$8,016,195

See accompanying notes.

EquiTrust Investment Management Services, Inc.

Statements of Income

	Year Ended December 31	
	2003	**2002**
Revenues:		
Investment advisory and management fees:		
Affiliates	**$ 8,321,454**	$ 6,785,672
Affiliated mutual funds	**1,700,993**	1,658,295
Other	**314,522**	288,213
Distribution fees	**748,587**	835,228
Shareholder servicing fees	**374,294**	417,614
Transfer and dividend disbursing fees	**611,965**	615,927
Investment income:		
Dividends from affiliated mutual funds	**4,339**	4,743
Dividends from unaffiliated money market mutual funds	**8,338**	24,204
Interest	**131,619**	157,358
Net investment gains (losses)	**232,622**	(10,172)
Other income	**533,847**	542,679
Total revenues	**12,982,580**	11,319,761
Expenses:		
Regulatory fees and expenses	**24,848**	22,966
Salaries and related expenses	**5,099,084**	4,937,155
Other operating expenses	**3,454,764**	3,554,994
Total expenses	**8,578,696**	8,515,115
Income before income taxes	**4,403,884**	2,804,646
Income taxes (benefit):		
Current	**2,006,263**	1,460,509
Deferred	**(201,342)**	(312,136)
	1,804,921	1,148,373
Net income	**$ 2,598,963**	$ 1,656,273

See accompanying notes.

EquiTrust Investment Management Services, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2002	$8,478	$1,089,322	$5,379,057	$6,476,857
Net income for 2002	–	–	1,656,273	1,656,273
Dividends to parent	–	–	(3,500,000)	(3,500,000)
Balance at December 31, 2002	8,478	1,089,322	3,535,330	4,633,130
Net income for 2003	–	–	**2,598,963**	**2,598,963**
Dividends to parent	–	–	**(2,713,593)**	**(2,713,593)**
Balance at December 31, 2003	**$8,478**	**$1,089,322**	**$3,420,700**	**$4,518,500**

See accompanying notes.

0401-0502986

EquiTrust Investment Management Services, Inc.

Statements of Cash Flows

	Year Ended December 31 2003	2002
Operating activities		
Net income for year	**$2,598,963**	$1,656,273
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of deferred sales costs	**753,494**	1,007,338
Sales costs deferred	**(374,847)**	(427,343)
Mutual fund distributions reinvested	**(2,824)**	(1,960)
Amortization of investment discounts and premiums	**25,932**	24,590
Net investment losses (gains)	**(232,622)**	10,172
Deferred income tax benefit	**(201,342)**	(312,136)
Changes in operating assets and liabilities:		
Accrued interest receivable	**20,470**	10,075
Accounts receivable	**(177,686)**	(131,037)
Other assets	**(42,314)**	(95,530)
Due to Farm Bureau Life Insurance Company	**27,498**	(1,303,113)
Due to EquiTrust Marketing Services, LLC	**78,132**	1,811
Due to affiliated mutual funds	**10,324**	–
Accounts payable and accrued expenses	**(17,803)**	56,001
Payable under tax allocation agreement	**313,675**	446,602
Net cash provided by operating activities	**2,779,050**	941,743
Investing activities		
Sales of investments	**1,000,000**	500,000
Purchases of investments	**(520,859)**	(505,859)
Net cash used in investing activities	**479,141**	(5,859)
Financing activities		
Dividends paid to parent	**(1,500,000)**	(3,500,000)
Net cash used in financing activities	**(1,500,000)**	(3,500,000)
Increase (decrease) in cash and cash equivalents	**1,758,191**	(2,564,116)
Cash and cash equivalents at beginning of year	**667,276**	3,231,392
Cash and cash equivalents at end of year	**$2,425,467**	$ 667,276
Supplemental disclosure of cash flow information		
Cash paid for income taxes	**$ 1,692,588**	$1,013,907
Noncash financing activity		
Distribution of deferred sales cost asset	**$1,213,593**	$ –

See accompanying notes.

1. Significant Accounting Policies

Organization

EquiTrust Investment Management Services, Inc. (the Company) is a wholly-owned subsidiary of FBL Financial Services, Inc. which, in turn, is wholly owned by FBL Financial Group, Inc. Through November 30, 2003, the Company acted as principal underwriter for mutual funds (EquiTrust Funds) sponsored by Farm Bureau Life Insurance Company. Effective December 1, 2003, EquiTrust Marketing Services, LLC (EquiTrust Marketing), an affiliate, began serving as the principal underwriter and distributor for the EquiTrust Funds, assuming those duties from the Company. The Company continues to serve as the investment advisor and transfer and dividend disbursing agent for the EquiTrust Funds. The Company also provides investment advisory services to Farm Bureau Life Insurance Company, Farm Bureau Mutual Insurance Company and other affiliates, and to non-affiliated customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments in mutual funds where the majority of the underlying investments are of a short-term nature (i.e., money market funds) to be cash equivalents.

Investments

U. S. Treasury notes are valued at quoted market values at the last sale price on the day of valuation. The market value of investments in mutual funds are based on net asset values as reported by the mutual funds. The resulting difference between cost and market value is included in net income. The identified cost basis is used in determining the realized investment gains or losses and unrealized appreciation or depreciation of investments.

1. Significant Accounting Policies (continued)

Recognition of Income

Distribution (12b-1) and shareholder servicing fees received from EquiTrust Funds through November 30, 2003, transfer and dividend disbursing fees received from EquiTrust Funds, and investment advisory and management fees from all sources, are recognized as such fees are earned.

Deferred Sales Costs

Through November 30, 2003, certain costs that were directly related to the sales of mutual funds were deferred and amortized over the period during which the related revenues were recognized. Effective December 1, 2003, the Company ceased participating in the sales of mutual fund shares transferring that responsibility, as well as the future contractual rights to receive distribution (12b-1) and contingent deferred sales charges, to EquiTrust Marketing. In that regard, the deferred sales cost asset held at that time of $1,213,593 was transferred (through a dividend to the Company's parent, who in turn contributed the asset) to EquiTrust Marketing. As discussed above, EquiTrust Marketing assumed underwriting and distribution responsibilities on December 1, 2003.

Deferred Income Taxes

Deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

2. Income Taxes

The results of the Company's operations are included in the consolidated federal income tax return of FBL Financial Group, Inc. FBL Financial Group, Inc. and its direct and indirect subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. The Company and certain affiliates also file a consolidated income tax return with the State of Iowa.

2. Income Taxes (continued)

The effective tax rate on income before income taxes is different from the prevailing federal income tax rate as follows:

	Year Ended December 31	
	2003	**2002**
Income tax expense at federal statutory rate (35%)	**$1,541,359**	$ 981,626
Tax effect (decrease) of:		
State income taxes	**256,279**	166,305
Other, net	**7,283**	442
Total income tax expense	**$1,804,921**	$1,148,373

Deferred income taxes arise from the unrealized appreciation or depreciation of investments, deferred sales costs, and certain benefit plan expenses that are not currently deductible for tax purposes. Deferred income taxes are comprised of the following:

	December 31	
	2003	**2002**
Gross deferred income tax liabilities	**$264,958**	$590,527
Gross deferred income tax assets	**(89,653)**	(213,880)
	$175,305	$376,647

3. Retirement and Compensation Plans

The Company participates with Farm Bureau Life Insurance Company and several other affiliates in various defined benefit plans covering substantially all employees. The benefits of these plans are based primarily on years of service and employees' compensation. The Company and affiliates have adopted a policy allocating the required contribution to the plans between themselves generally on a basis of time incurred by the respective employee for each employer. Pension expense aggregated $517,856 and $458,457 for the years ended December 31, 2003 and 2002, respectively.

Effective January 1, 2003, FBL Financial Group, Inc. adopted Statement of Financial Accounting Standards (Statement) No. 123, "Accounting for Stock-Based Compensation" and Statement No. 148, "Accounting for Stock-based Compensation – Transition and Disclosure." Under Statement No. 123, compensation expense is

3. Retirement and Compensation Plans (continued)

recognized as stock options vest in an amount equal to the estimated fair value of the options on the date of grant. Statement No. 148 amends Statement No. 123 by requiring more prominent and frequent disclosures regarding the effects of stock-based compensation and provides for alternative transition methods in the adoption of Statement No. 123. Historically, FBL Financial Group, Inc. applied Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," to stock option grants, which generally resulted in no compensation expense being recognized. FBL Financial Group, Inc. is using the prospective method in the adoption of Statement No. 123. Under the prospective method, expense is recognized for those options granted, modified or settled after the date of adoption. The Company and affiliates have adopted a policy of allocating the expense recognized under Statement No. 123 in a manner consistent with pension expense discussed above. Net income was $90,029 lower for 2003 as a result of expensing stock options. The impact of adoption will increase over the five year vesting period of the underlying options as options issued before the date of adopting Statement No. 123 will continue to be accounted for under APB No. 25. FBL Financial Group, Inc. has not prepared proforma impacts related to Statement No. 123 by subsidiary/affiliate.

The Company and affiliates allocate postretirement benefit expense in a manner consistent with pension expense discussed above. Postretirement benefit expense aggregated $6,251 and $4,392 for the years ended December 31, 2003 and 2002, respectively.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had defined net capital of $2,640,104, which was $2,390,104 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.36 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company has a special bank account (zero balance at December 31, 2003 and 2002) as required under Rule 15c3-3(k)(2)(i), designated "Special Account for the Exclusive Benefit of Customers".

5. Related Party Transactions

The investment advisory fees from affiliated mutual funds, management, distribution, shareholder servicing, transfer and dividend disbursing revenues are based on fees approved by the EquiTrust Funds' Boards of Directors or Trustees and generally are computed as a percent of the average daily net assets of the EquiTrust Funds. The investment advisory and management fees for affiliates are based upon incremental asset fees approved by the Company's Board of Directors, plus certain out-of-pocket expenses such as bank and custodian charges and extraordinary items.

EquiTrust Marketing Services, LLC received $226,319 in 2003 ($245,138 in 2002) of the distribution and shareholder servicing fees paid by the Company.

Dividends from affiliated mutual funds, summarized by source, are as follows:

	Year Ended December 31	
	2003	**2002**
EquiTrust Money Market Fund, Inc.	**$1,516**	$2,783
Value of Growth Portfolio of EquiTrust Series Fund, Inc.	**2,823**	1,960
	$4,339	$4,743

The Company shares certain office facilities and services with the Iowa Farm Bureau Federation and its affiliated companies. These expenses are allocated to the Company on the basis of cost and time studies that are updated annually, and consist primarily of salaries and related expenses, travel, and occupancy costs. Aggregate payments for such expenses were approximately $7,007,000 and $6,576,000 for the years ended December 31, 2003 and 2002, respectively.

The Company participates in a management agreement with FBL Financial Group, Inc. Under this agreement, FBL Financial Group, Inc. provides general business, administrative analysis, and management services to the Company. During the years ended December 31, 2003 and 2002, the Company incurred expenses under this contract of $8,623 and $12,132, respectively.

Supplemental Information

EquiTrust Investment Management Services, Inc.

Computation of Net Capital – Part II

December 31, 2003

1. Total ownership equity from Statement of Financial Condition			$4,518,500
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			4,518,500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other (deductions) or allowable credits			–
5. Total capital and allowable subordinated liabilities			4,518,500
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):			
• Accrued interest receivable	$ 24,891		
• Accounts receivable	1,061,790		
• Other assets	510,030	$1,596,711	
1. Additional charges for customers' and non-customers' security accounts		–	
2. Additional charges for customers' and non-customers' commodity accounts		–	
B. Aged fail-to-deliver		–	
1. Number of items	–		
C. Aged short security differences – less reserve of	$ –	–	
1. Number of items	–		
D. Secured demand note deficiency		–	
E. Commodity futures contracts and spot commodities – proprietary capital charges		–	
F. Other deductions and/or charges		–	
G. Deductions for options accounts		–	
H. Total deductions and/or charges			(1,596,711)

0401-0502986

EquiTrust Investment Management Services, Inc.

Computation of Net Capital – Part II (continued)

Computation of Net Capital (continued)

7. Other additions and/or allowable credits: Deferred tax on unrealized appreciation of investments		$ –
8. Net capital before haircuts on securities positions		2,921,789
9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1 (f)]:		
A. Contractual securities commitments	$ –	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Bankers' acceptances, certificates of deposit and commercial paper	–	
2. U. S. and Canadian government obligations	51,066	
3. State and municipal government obligations	–	
4. Corporate obligations		
5. Stocks and warrants	–	
6 Options	–	
7. Arbitrage	–	
8. Other securities	230,619	
D. Undue Concentration	–	
E. Other	–	(281,685)
10. Net Capital		$2,640,104

EquiTrust Investment Management Services, Inc.

Computation of Net Capital – Part II (continued)

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 239,570
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		250,000
13. Net capital requirement (greater of line 11 or 12)		250,000
14. Excess net capital (line 10 less 13)		2,390,104
15. Excess net capital at 1000% (line 10 less 10% of line 19)		2,280,749

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition:		
Total liabilities		$3,593,549
Total aggregate indebtedness		3,593,549
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	–
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts [15c3-1(c)(1)(vii)]		
19. Total aggregate indebtedness		3,593,549
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		136%
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals		136%

EquiTrust Investment Management Services, Inc.

Computation of Net Capital – Part II (continued)

Computation of Basic Net Capital Requirement	**N/A**
Part B	
22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$
24. Net capital requirement (greater of line 22 or 23)	$
25. Excess net capital (line 10 less 24)	$
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line ÷ by line 17 page 8)	%
27. Percentage of Net Capital *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$
Other Ratios	**N/A**
Part C	
29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

EquiTrust Investment Management Services, Inc.

Statements Relating to Certain Determinations
Required Under Rule 15c3-3 – Part II

December 31, 2003

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)	
A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of customers" maintained	X
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm___________________.	
D. (k)(3) – Exempted by order of the Commission	

Information Relating to the Possession or Control Requirements Under Rule 15c3

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	–
Number of items	–
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	–
Number of items	–

EquiTrust Investment Management Services, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2003

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing as of December 31, 2003.

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors and Stockholder
EquiTrust Investment Management Services, Inc.

In planning and performing our audit of the financial statements and supporting schedules of EquiTrust Investment Management Services, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 9, 2004